May 1, 2019

Xiaohao Tan
President
Ezagoo Ltd
Yijiaren Business Hotel No. 168
Tong Zipo Xi Lu
Yuelu District Changsha
Hunan 410205
China

       Re: Ezagoo Ltd
           Amendment No. 2 to Registration Statement on Form S-1
           Filed April 29, 2018
           File No. 333-228681

Dear Mr. Tan:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1/A filed April 29, 2019

Risk Factors
We operate through "Hunan Ezagoo Zhicheng Internet Technology Limited," a Chinese, "PRC"
Company . . . , page 7

1. We note your response to our prior comment 3. Please revise your risk factor to highlight the risks relating to the fact that you do not directly own the entities that operate your business, that you rely on contractual arrangements with your VIEs and their shareholders to operate your business, and do not exercise the same degree of control over the
 Xiaohao Tan
Ezagoo Ltd
May 1, 2019
Page 2
      operations as if you owned the operating businesses directly as subsidiaries. Also discuss any potential conflicts of interest that arise from this indirect ownership arrangement.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or
Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory
Dundas, Attorney-Advisor, at (202) 551-3436 or Larry Spirgel, Assistant Director, at (202) 551-
3810 with any other questions.



                                                           Sincerely,
FirstName LastNameXiaohao Tan
                                                           Division of
Corporation Finance
Comapany NameEzagoo Ltd
                                                           Office of
Telecommunications
May 1, 2019 Page 2
cc:       Jeffrey DeNunzio
FirstName LastName